UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 2, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

TIM CONFIRMED FOR THE 13TH CONSECUTIVE YEAR IN THE ISE PORTFOLIO

TIM S.A. ("Company") (B3: TIMS3; NYSE: TIMB) announces its maintenance in the select group of companies that comprise the Corporate Sustainability Index - ISE of B3, for the thirteenth consecutive year.

TIM is the company in the telecommunications sector which remains longer in the ISE portfolio. The operator is still the only telecommunications company listed on the “Novo Mercado” segment of B3, recognized as the highest level of corporate governance.

The evaluation process for the new ISE portfolio considers numerous topics, such as energy and diversity of the workforce. In this sense, TIM, for example, has long-term goals in line with its Group's global objectives, such as a 70% reduction in indirect emissions by 2025 and a commitment to be “carbon neutral” by 2030. Regarding to social inclusion, the Company has been evolving consistently with the creation of a specific management for this theme in Human Resources and of the affinity groups that bring together about 500 employees to map and collaborate in the implementation of actions on the themes of gender, race, people with disabilities, LGBTI+ and generations.

The Corporate Sustainability Index also analyzes several economic-financial, governance and transparency aspects. The participation in the portfolio highlights TIM shares among the investment options in a scenario where more and more investors are aligned with ESG practices and looking for companies with this commitment.

The new portfolio, in force from January 2021, consists of 39 companies, totaling R$ 1.8 trillion in market value, which represents more than 38% of the total value of companies listed on the B3.

Rio de Janeiro, December 2nd, 2020

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 2, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer